FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

AXA

(Translation of registrant’s name into English)

25, Avenue Matignon
75008 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

Incorporation By Reference

AXA’s press release furnished by the Registrant under this Form 6-K, except for all non-GAAP financial measures as such term is defined in Regulation G of the Securities Exchange Act of 1934, is incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-12872 and 333-12956), the Registration Statements on Form S-8 (File Nos. 333-109227, 333-104438, 333-91900, 333-9212, 333-12088 and 333-129444) and any other Registration Statement filed by the Registrant which shall by its terms automatically incorporate AXA’s furnished 6-Ks. For the avoidance of doubt, the disclosure containing non-GAAP financial measures contained in the attached press release is not incorporated hereby into any Registration Statement filed by the Registrant that allows for the incorporation by reference of each Form 6-K furnished to the SEC by the Registrant.

FINAXA

PRESS RELEASE

April 19, 2005

AXA and FINAXA announce their intention to merge

The Supervisory Board of AXA(1) and the Board of Directors of FINAXA announced today that they had approved the study of the principle of a merger through an absorption of FINAXA by AXA and for this purpose, appointed committees of independent directors who will, in particular, decide on the exchange ratio between FINAXA and AXA shares.

Rationale of the merger

For AXA and its shareholders, this merger would simplify the shareholder structure, improve the standing of the stock and increase the proportion of the publicly traded shares. In addition, as a result of this transaction, AXA would directly own its brand, which is currently the property of FINAXA and for which AXA pays an annual fee (approximately euro 6.6 million in 2005).

For FINAXA shareholders, this transaction would improve the liquidity of their securities and would eliminate the holding company discount which currently affects the valuation of these securities.

Potential impacts of the merger

It is currently anticipated that all AXA shares owned by FINAXA and its subsidiaries, i.e. 336 million shares, would be cancelled after the merger and, since FINAXA’s liabilities include a bond exchangeable into AXA shares, AXA shareholders’ equity post-merger would be reduced by approximately Euro 1.0 billion to Euro 1.3 billion.

Assuming an exchange ratio of 3.65 to 3.85 AXA shares for one FINAXA share and on the basis of preliminary calculations, this operation would be approximately 2% EPS accretive to AXA on a non-diluted basis as early as 2005 and neutral on a fully diluted EPS basis.

(1) Following the Management Board meeting on April 18, 2005

Be Life Confident

The final exchange ratio and the other terms and conditions of the transaction are subject to approval by the respective Boards of AXA and FINAXA based on the recommendation of the Committees of Independent Directors and subject to the approval of AXA and FINAXA shareholders.

Mutuelles AXA(2) and Finaxa currently own 20.35% of AXA outstanding shares and 32.20% of AXA voting rights. Following the merger, the Mutuelles AXA, which currently own 2.72% of AXA outstanding shares representing 4.38% of AXA voting rights and 71.69% of FINAXA outstanding shares representing 80.53% of FINAXA voting rights, would become the principal AXA shareholder, holding less than 14% of AXA shares representing less than 23% of voting rights.

Other information

In addition, it is expected that, in connection with the merger, the outstanding FINAXA exchangeable bonds would be replaced by AXA convertible bonds(3), subject to the approval of AXA shareholders.

As of December 31, 2004, FINAXA net asset value (excluding the value of the brand) was Euro 63.18 per share(4) and FINAXA closing share price was Euro 53.50. Based on AXA closing share price as of April 19, 2005, FINAXA net asset value (excluding the value of the brand) stood at Euro 68.05 per share(5) on that day.

Possible timetable of the merger

The final terms and conditions of the merger, including the exchange ratio, should be known before the end of the second quarter of 2005 and would be communicated in the form of a press release.

It is expected that the merger would be presented to both AXA and FINAXA shareholders for approval before the end of 2005.

About AXA

AXA Group is a worldwide leader in financial protection. AXA’s operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 869 billion in assets under management as of December 31, 2004, and reported total revenues of Euro 72 billion and underlying earnings of Euro 2,723 million for full year 2004. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

(2) AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle et AXA Courtage Assurance Mutuelle

(3) On the basis of one new AXA convertible bond for one FINAXA exchangeable bond into AXA shares. The terms and conditions of the new AXA convertible bonds will replicate the terms and conditions of the FINAXA exchangeable bonds set out in the FINAXA note d’information which received the visa of the AMF (no. 98-505) on June 16, 1998 (notably exchange rate of 4.06 AXA shares for 1 bond and redemption value of Euro 99.09, equivalent to a theoretical exchange price of Euro 24.41 per AXA share).

(4) On a fully diluted basis, taking into account an AXA closing share price of Euro 18.18 as of December 31, 2004. The exchangeable bond price is the last known price as of December 31, 2004, i.e. Euro 104 per bond.

(5) Based on December 31, 2004 accounts. On a fully diluted basis. Based on AXA share price as of April 19, 2005, i.e. Euro 19.31 per share. Exchangeable bonds at last known price as of April 19, 2005, i.e. Euro 103.8 per bond.

About FINAXA

FINAXA is a holding company. Its main subsidiary is AXA a worldwide leader in financial protection. FINAXA also owns the AXA brand. 2004 net income Group share was euro 360 million. The AXA ordinary share is listed on the Eurolist of Euronext in Paris (ISIN code: FR0000033136, Bloomberg code: DRF FP, Reuters code: DROU.PA).

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This press release is available on the AXA Group web site: www.axa.com

Investor Relations:	Media Relations:
Matthieu André :

+33.1.40.75.46.85

Christophe Dufraux :

+33.1.40.75.46.74

Caroline Portel :

+33.1.40.75.49.84

Clara Rodrigo :

+33.1.40.75.47.22

Marie-Flore Bachelier :

+33.1.40.75.49.45

Rebecca Le Rouzic :

+33.1.40.75.97.35

This press release is not an offer of securities for sale in the United States.  The AXA ordinary shares may not be offered or sold in the United States absent registration or an exemption from registration.  AXA does not intend to make a public offering in the United States.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA’s plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents, economic and market developments, regulatory actions and developments, litigations and other proceedings. Please refer to AXA’s Annual Report on Form 20-F for the year ended December 31, 2003 and AXA’s Document de Référence for the year ended December 31, 2004, for a description of certain important factors, risks and uncertainties that may affect AXA’s business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXA
(Registrant)

Dated:April 20, 2005	By:	/s/ Denis Duverne
	Name:	Denis Duverne
	Title:	Chief Financial Officer and Member of the Management Board